December 26, 2012

VIA EDGAR SUBMISSION

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sycamore Networks, Inc.
Revised Preliminary Proxy Statement filed on Schedule 14A
Filed on December 13, 2012
File No. 000-27273

Dear Mr. Spirgel:

This letter sets forth the response of Sycamore Networks, Inc. (the “Company” or “we” or “our”) to the comments (each a “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated December 18, 2012 to our Chief Financial Officer, Paul F. Brauneis, in connection with the Company’s revised preliminary proxy statement on Schedule 14A filed with the SEC on December 13, 2012 (the “Revised Preliminary Proxy Statement”). A definitive proxy statement on Schedule 14A will be filed following the conclusion of the Staff’s review (the “Definitive Proxy Statement”).

Your numbered Comments with respect to the Revised Preliminary Proxy Statement have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

Opinion of Sycamore’s Financial Advisor, page 34

1.	In accordance with comment 1 from our letter dated December 6, 2012, please remove the bold language which qualifies the summary of Blackstone’s opinion by reference to the full text of the opinion.

Company Response: As discussed with the Staff on December 21, 2012 with the undersigned’s and Blackstone’s counsel, the Company notes that the disclosure as currently drafted indicates that the discussion of Blackstone’s opinion letter contained in the body of the Revised Proxy Statement is a summary, and that the Company encourages its stockholders to read the opinion carefully and in its entirety. In light of the fact that the full text of the opinion letter is attached to the proxy statement as an annex, and the full text of the letter is short (approximately two and one-half pages), the Company respectfully submits that the language in the disclosure indicating that the summary is qualified by reference to the full text of the opinion letter should be acceptable as currently drafted and need not be deleted.

Sycamore Networks, Inc. – 220 Mill Road – Chelmsford, MA 01824-4144 USA

978.250.2900 – Fax: 978.256.3434

www.sycamorenet.com

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

December 26, 2012

Illustrative Stand-Alone Discounted Cash Flow Analysis, page 39

2.	Your response to comment 7 from our letter dated December 6, 2012 indicates that the financial forecasts of your management show that you anticipated that substantially all of your revenues would be derived exclusively from your services business following fiscal year 2017, but it does not explain why management made this determination. Revise to explain why management determined your sole source of revenue for your operating business in the terminal year would be from information technology services.

Company Response: In response to the Staff’s Comment, the Company proposes to revise its disclosure in the Definitive Proxy Statement to clarify the assumptions underlying the Company’s determination that substantially all of its revenues would be derived entirely from the Company’s services business following fiscal year 2017. For the convenience of the Staff, a marked excerpt showing the proposed changes to be made to the relevant language in the Definitive Proxy Statement is attached to this letter as Exhibit A.

Sycamore Prospective Financial Information, page 40

3.	We note that Blackstone calculated expected unlevered free cash flows of your operating business, calculated as operating income, minus the provision (benefit) for income taxes, capital expenditures and changes in working capital, plus depreciation and amortization. Please tell us whether and how the financial forecasts disclosed on page 42 include all of these inputs, and if not, disclose this information.

Company Response: As discussed with the Staff on December 21, 2012 with the undersigned’s and Blackstone’s counsel, the Company notes that the amounts set forth in the line item for EBITDA contained in the Revised Preliminary Proxy Statement and to be contained in the Definitive Proxy Statement are substantially identical to the expected unlevered free cash flows calculated by Blackstone as a result of the fact that the Company expects to have net operating losses available to offset operating profit through fiscal 2016, the Company’s depreciable assets are expected to be fully depreciated in fiscal 2013 and the Company’s financial forecasts assume no capital expenditures and assume that declines in current assets would be offset by declines in current liabilities. For the convenience of the Staff, also included in Exhibit A is a marked excerpt showing the proposed footnote to be added to the table of prospective financial information in the Definitive Proxy Statement.

The Company also hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

December 26, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information with respect to the Company’s responses, or wish to discuss them further, please contact me at (978) 250-2921.

Sincerely,

/s/ Alan R. Cormier
Alan R. Cormier General Counsel and Secretary

cc:	Sycamore Networks, Inc.

Daniel E. Smith

Paul F. Brauneis

Skadden, Arps, Slate, Meagher & Flom LLP

Margaret A. Brown

Exhibit A

Excerpt of Proposed Revised Prospective Financial Information Disclosure

(Bottom of Page 42)

	Fiscal Year Ended July 31
	2013E	2014E	2015E	2016E	2017E	2018E
	(in millions)
Revenue
Product Revenue	$30.9	$31.0	$30.0	$25.0	$12.5	$—
Services Revenue	19.6	18.2	16.8	15.4	13.0	9.6

Total Revenue	50.5	49.2	46.8	40.4	25.5	9.6

Non-GAAP Gross Profit	28.4	27.2	25.2	20.8	12.2	3.2
Non-GAAP Operating Expenses	27.8	22.3	22.0	20.5	16.0	7.2
Non-GAAP Operating Income (Loss)	0.6	4.9	3.2	0.3	(3.8)	(3.9)
EBITDA (1)	$2.2	$4.9	$3.3	$0.4	$(3.7)	$(3.9)

(1)	Due to the Company’s assumptions regarding the other inputs in Blackstone’s calculation of expected unlevered free cash flows, the amounts shown for EBITDA are substantially identical to the amounts for expected unlevered free cash flows Blackstone calculated in its discounted free cash flow analysis. See “Proposal No. 1: The Asset Sale — Opinion of Sycamore’s Financial Advisor — Illustrative Stand-Alone Discounted Cash Flow Analysis” beginning on page 39.

Although presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to the bandwidth management market in which the Company operates, ~~the~~including the Company’s previously stated belief that this market is in secular decline, that opportunities for revenue growth in the bandwidth management market~~,~~ are limited, that economic conditions both generally and specifically within the telecommunications industry~~, the~~ have affected demand for Sycamore’s products and services, and that matters specific to Sycamore’s business, such as the remaining product inventory, the future availability of component parts and the Company’s determinations regarding new product development ~~of products~~ and margins~~, all of which~~. Based on these assumptions, the Company determined that its Intelligent Bandwidth Management product business would likely decline to a level where the Company’s revenues would be derived entirely from its services business by the end of fiscal 2017. All of these assumptions are difficult to predict and many ~~of which~~ are beyond Sycamore’s control. The unaudited prospective financial information was prepared solely for internal use and is subjective in many respects. As a result, although this information was prepared by management of Sycamore based on estimates and assumptions that management believed were reasonable at the time, there can be no assurance that the prospective results would be realized or that actual results would not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.